Report on Form 6-K dated December 15, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI ACQUIRES SÃO BENTO GOLD LIMITED**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

15 December 2008

ANGLOGOLD ASHANTI ACQUIRES SÃO BENTO GOLD LIMITED

Further to its announcement of 31 July 2008, AngloGold Ashanti is pleased to announce that it has today completed the purchase of São Bento Gold Company Limited ("SBG") and its wholly-owned subsidiary, São Bento Mineração S.A. ("SBMSA") from Eldorado Gold Corporation ("Eldorado") for a consideration of US$70 million. The purchase price was settled through the issuance of 2,701,660 AngloGold Ashanti shares.

The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil. The acquisition of the São Bento mine provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base.

ENDS

Contacts

South Africa	Tel:	Mobile:	E-mail:
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637-6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 15, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary